Filed Pursuant to Rule 433

Dated March 14, 2018

Registration Statement No. 333-205731

McDONALD’S CORPORATION

USD 500,000,000 3.350% Medium-Term Notes Due 2023

Summary of Terms

Issuer:	McDonald’s Corporation
Ratings:	Moody’s: Baa1 (Stable), S&P: BBB+ (Stable)*
Trade Date:	March 14, 2018
Settlement Date:	March 16, 2018
Maturity Date:	April 1, 2023
Security Description:	SEC-Registered Senior Unsecured Fixed Rate Medium-Term Notes
Total Principal Amount:	USD 500,000,000
Coupon:	3.350%
Issue Price:	99.962% of the principal amount
Yield to Maturity:	3.358%
Spread to Benchmark Treasury:	T + 75 basis points
Benchmark Treasury:	2.625% 5-year note due February 28, 2023
Benchmark Treasury Yield:	2.608%
Coupon Payments:	Pays Semi-Annually on the 1st day of April and October, beginning October 1, 2018
Day Count:	30 / 360
Optional Redemption Provision:

The 2023 Notes will be redeemable at any time prior to March 1, 2023 (one month prior to the maturity date), at the option of McDonald’s Corporation, in whole or in part, at a redemption price equal to the greater of: (1) 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date; or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such Notes matured on March 1, 2023 (one month prior to the maturity date), but for the redemption (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus accrued and unpaid interest on those Notes to the redemption date. The 2023 Notes will be redeemable in whole or in part, at any time on or after March 1, 2023 (one month prior to the maturity date) at the Company’s option, at a redemption price equal to 100% of the principal amount of such series of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date.

Joint Bookrunners:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
Mizuho Securities USA LLC
SunTrust Robinson Humphrey, Inc.
CUSIP:	58013MFE9

USD 500,000,000 3.800% Medium-Term Notes Due 2028

Summary of Terms

Issuer:	McDonald’s Corporation
Ratings:	Moody’s: Baa1 (Stable), S&P: BBB+ (Stable)*
Trade Date:	March 14, 2018
Settlement Date:	March 16, 2018
Maturity Date:	April 1, 2028
Security Description:	SEC-Registered Senior Unsecured Fixed Rate Medium-Term Notes
Total Principal Amount:	USD 500,000,000
Coupon:	3.800%
Issue Price:	99.891% of the principal amount
Yield to Maturity:	3.813%
Spread to Benchmark Treasury:	T + 100 basis points
Benchmark Treasury:	2.750% 10-year note due February 15, 2028
Benchmark Treasury Yield:	2.813%
Coupon Payments:	Pays Semi-Annually on the 1st day of April and October, beginning October 1, 2018
Day Count:	30 / 360
Optional Redemption Provision:

The 2028 Notes will be redeemable at any time prior to January 1, 2028 (three months prior to the maturity date), at the option of McDonald’s Corporation, in whole or in part, at a redemption price equal to the greater of: (1) 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date; or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such Notes matured on January 1, 2028 (three months prior to the maturity date), but for the redemption (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus accrued and unpaid interest on those Notes to the redemption date. The 2028 Notes will be redeemable in whole or in part, at any time on or after January 1, 2028 (three months prior to the maturity date) at the Company’s option, at a redemption price equal to 100% of the principal amount of such series of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date.

Joint Bookrunners:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
Mizuho Securities USA LLC
SunTrust Robinson Humphrey, Inc.
CUSIP:	58013MFF6

USD 500,000,000 4.450% Medium-Term Notes Due 2047

Summary of Terms

Issuer:	McDonald’s Corporation
Ratings:	Moody’s: Baa1 (Stable), S&P: BBB+ (Stable)*
Trade Date:	March 14, 2018
Settlement Date:	March 16, 2018
Maturity Date:	March 1, 2047
Security Description:	SEC-Registered Senior Unsecured Fixed Rate Medium-Term Notes
Total Principal Amount:	USD 500,000,000
Coupon:	4.450%
Issue Price:	99.836% of the principal amount, plus accrued interest from and including March 1, 2018 in the amount of $927,083.33
Yield to Maturity:	4.460%
Spread to Benchmark Treasury:	T + 140 basis points
Benchmark Treasury:	2.750% 30-year bond due November 15, 2047
Benchmark Treasury Yield:	3.060%
Coupon Payments:	Pays Semi-Annually on the 1st day of March and September, beginning September 1, 2018
Day Count:	30 / 360
Optional Redemption Provision:

The 2047 Notes will be redeemable at any time prior to September 1, 2046 (six months prior to the maturity date), at the option of McDonald’s Corporation, in whole or in part, at a redemption price equal to the greater of: (1) 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date; or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest on those Notes to the redemption date. The 2047 Notes will be redeemable in whole or in part, at any time on or after September 1, 2046 (six months prior to the maturity date) at the Company’s option, at a redemption price equal to 100% of the principal amount of such series of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date.

Joint Bookrunners:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
Mizuho Securities USA LLC
SunTrust Robinson Humphrey, Inc.
CUSIP:	58013MFC3

The 2047 Notes constitute a further issuance of, and are consolidated and form a single series with, the outstanding 4.450% Medium-Term Notes Due 2047 that McDonald’s Corporation issued on March 9, 2017.  Upon completion of this offering, the aggregate principal amount of outstanding notes of this series will be USD 1.05 billion.

*                 A credit rating is not a recommendation to buy, sell or hold securities.  It may be subject to revision or withdrawal at any time by the assigning credit rating agency.  Each credit rating is applicable only to the specific security to which it applies.  Investors should make their own evaluation as to whether an investment in the security is appropriate.

Modification of Prospectus Supplement, dated July 17, 2015

The Prospectus Supplement, dated July 17, 2015, is modified as follows:

(1)                                 Introduction:  The following text is added to page S-2 before the last paragraph appearing on that page:

This prospectus supplement and the accompanying prospectus are not prospectuses for the purposes of the Prospectus Directive (as defined herein).  The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”).  For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (“IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive.  Consequently, no key information document required by Regulation (EU) No 1286/2014 (“PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This prospectus supplement and the accompanying prospectus have each been prepared on the basis that any offer of the notes in any Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Directive (“Qualified Investor”).  Accordingly any person making or intending to make an offer in that Relevant Member State of the notes which are the subject of the offering contemplated in this prospectus supplement and the accompanying prospectus may only do so with respect to Qualified Investors.  Neither we nor any of the agents have authorized, nor do they authorize, the making of any offer of the notes other than to Qualified Investors.  The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

(2)                                 United States Tax Considerations:  The text under “United States Tax Considerations” summarizes certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a note.  That text is amended as follows:

I.                                        Introductory paragraph — Insert the following text after the fourth sentence:

It is intended to apply only to investors who acquire their notes upon original issuance, or investors who acquire their notes in a subsequent purchase and are not members of our expanded affiliated group, as defined in the Treasury regulations under Section 385 of the Internal Revenue Code (the “Code”).

II.                                   Insert the following text after the second introductory paragraph:

Pursuant to recently enacted legislation, an accrual method taxpayer that reports revenues on an applicable financial statement generally must recognize income for U.S. federal income tax purposes no later than the taxable year in which such income is taken into account as revenue in an applicable financial statement of the taxpayer.  To the extent this rule is inconsistent with the rules described below, this rule supersedes such rules.  Thus, this rule could potentially require such a taxpayer to recognize income for U.S. federal income tax purposes with respect to the notes prior to the time such income would be recognized pursuant to the rules described below.  Potential investors in the notes should consult their tax advisors regarding the potential applicability of these rules to their investment in the notes.

III.                              Insert the following text after the introductory paragraphs:

Qualified Reopening of 4.450% Medium-Term Notes Due 2047

Notes issued as part of the “qualified reopening” of a previous issue of notes are treated as part of the original issue and, consequently, are deemed to have the same issue date and the same issue price as the original notes for U.S. federal income tax purposes. It is expected that this offering of the 4.450% Medium-Term Notes Due 2047 (the “2047 Notes”) will meet the requirements for a “qualified reopening” of the initial offering of the 2047 Notes under applicable U.S. Treasury regulations and therefore that the 2047 Notes issued in this offering will have the same issue date and same issue price as the original 2047 Notes for U.S. federal income tax purposes.

IV.                               Under the subheading “U.S. Holders — Original Issue Discount” — Delete the following text in the first sentence:

Internal Revenue

V.                                    Under the subheading “U.S. Holders -- Information Reporting and Backup Withholding” – Replace “28%” with “24%”.

VI.                               Under the subheading “Non-U.S. Holders” — Replace the existing text in its entirety with the following:

If a holder is a non-resident alien individual or a foreign corporation that is the beneficial owner of the notes (a “non-U.S. holder”):

(a) payments of interest (including any original issue discount) on a note made to such non-U.S. holder will not be subject to withholding of U.S. federal income tax, provided that, with respect to payments of interest on a note, (i) the non-U.S. holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of our stock and is not a controlled foreign corporation related to us through stock ownership; (ii) the payments are not payments of contingent interest as described in Section 871(h)(4) of the Code (generally, interest (including original issue discount), the amount of which is determined by reference to our receipts, sales, cash flow, income, profits, property values, dividends or comparable attributes or such attributes of a party related to us); (iii) the beneficial owner provides a statement signed under penalties of perjury (typically, on IRS Form W-8BEN or W-8BEN-E) that includes its name and address and certifies that it is a non-U.S. holder in compliance with applicable requirements (or satisfies certain documentary evidence requirements for establishing that it is a non-U.S. holder); (iv) the non-U.S. holder has provided any direct or indirect information with respect to its direct and indirect U.S. owners; and (v) if the non-U.S. holder or any intermediary through which it holds notes is a “foreign financial institution” (as defined below), each such entity has entered into an agreement with the U.S. government, pursuant to which it agrees, among other responsibilities, to collect and provide to the U.S. tax authorities information about its direct and indirect U.S. accountholders and investors, or otherwise establishes an exemption; and

(b) such non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of the note, provided that, (i) the gain of such holder is not effectively connected with the holder’s conduct of a trade or business in the United States (and, if certain treaties apply, is not attributable to a permanent establishment maintained by the non-U.S. holder within the United States); (ii) if the non-U.S. holder is an individual holder, such holder is not present in the United States for 183 days or more in the taxable year of the sale, exchange or redemption (and does not satisfy certain other conditions); and (iii) in the case of a sale, exchange, redemption or other taxable disposition of a note effected on or after January 1, 2019, (x) the non-U.S. holder has provided any direct or indirect information with respect to its direct and indirect U.S. owners; and (y) if the non-U.S. holder or any intermediary through which it holds notes is a “foreign financial institution” (as defined below), each such entity has entered into an agreement with the U.S. government, pursuant to which it agrees, among other responsibilities, to collect and provide to the U.S. tax authorities information about its direct and indirect U.S. accountholders and investors, or otherwise establishes an exemption.

If U.S. tax is imposed as a result of a failure to comply with the documentation requirements described in clauses (a)(iv) and (v) or (b)(iii) above, the beneficial owner may be entitled to a refund if the required information is provided to the IRS.

For purposes of the discussion in paragraphs (a) and (b) above, a “foreign financial institution” generally is a non-U.S. entity that (i) accepts deposits in the ordinary course of a banking or similar business; (ii) as a substantial portion of its business, holds financial assets for the account of others; or (iii) is engaged (or holds itself out as being engaged) primarily in the business of investing, reinvesting, or trading in securities, partnership interests or commodities, or interests in securities, partnership interests or commodities.

U.S. information reporting requirements and backup withholding tax will not apply to payments on a note made to a non-U.S. holder if the statement described in paragraph (a)(iii) above is duly provided.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability.  A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claims for a refund with the IRS and furnishing the required information.

(3)                                 Plan of Distribution:  The text under “Plan of Distribution” is amended as follows:

I.                                        Subheading “European Economic Area” — Replace the subheading title and existing text in its entirety with the following:

PRIIPs Regulation / Prospectus Directive / Prohibition of Sales to EEA Retail Investors

Each agent has represented and agreed, and each further agent appointed under the Distribution Agreement will be required to represent and agree, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes to any retail investor in the EEA. The notes may not be offered, sold or otherwise made available to any retail investor in the EEA. For the purposes of this provision:

(a)                                 the expression “retail investor” means a person who is one (or more) of the following:

(i)                                     a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)                                  a customer within the meaning of the IMD, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)                               not a qualified investor as defined in the Prospectus Directive; and

(b)                                 the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.”

II.                                   Under the subheading “The United Kingdom” — Replace the reference to “European Economic Area” with the following:

“PRIIPs Regulation / Prospectus Directive / Prohibition of Sales to EEA Retail Investors”

III.                              New subheading “Canada” — Inserting the following text immediately preceding the “General” heading therein:

Canada

The notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this document (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the agents are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

(4)                                 Legal Matters:  The text under “Legal Matters” is amended as follows:

Jerome N. Krulewitch, McDonald’s Corporate Executive Vice President, General Counsel and Secretary, will pass upon the validity of the notes for us.  Allen & Overy LLP, New York, New York, will pass upon the validity of the notes for the agents.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer or any agent participating in the offering will arrange to send you the prospectus if you request it by calling McDonald’s Corporation toll-free at 1-800-228-9623; J.P. Morgan Securities LLC collect at 1-212-834-4533; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.